
FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com




08006320

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

December 15, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Receives Platinum Award for Corporate Excellence". It was officially released on December 15, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dw 12/24



Formation

Formation Capital Corporation
Suite #1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

Formation Receives Platinum Award for Corporate Excellence

Vancouver, BC., December 15, 2008 Formation Capital Corporation (FCO-TSX) is pleased to announce that the Northwest Mining Association (NWMA) has awarded the "2008 Platinum Award for Corporate Excellence" to Formation Capital Corporation. This prestigious honor was awarded for "perseverance and leadership in pursuing a mining operation which has minimal impact on the environment and for supporting the efforts of the NWMA".

During the NWMA Annual Awards Ceremony on Dec 2, 2008 in Reno, Nevada, a very surprised Mari-Ann Green, Chairman and CEO Formation Capital Corporation, was on hand to graciously accept the award on behalf of the many groups and individuals who have worked tirelessly in their efforts to bring the Idaho Cobalt Project from mineral discovery to exploration, feasibility, permitting, equipment procurement and what could eventually be commercial mine production. Unwavering in her commitment to the industry, Laura Skaer, Executive Director of the NWMA, stated "Formation has shown the mining industry how to involve all stakeholders in a collaborative process to ensure the most environmentally and socially responsible mining project goes forward and we are proud to recognize their achievement with this award"

Mari-Ann Green states, "It was an honor for Formation Capital Corporation to be recognized for perseverance. Despite many setbacks, we have always kept our eye on the goal of becoming a fully integrated miner and refiner of high purity cobalt metal with a commitment to do so in an environmentally sensitive manner".

The Northwest Mining Association (NWMA) is a 113-year-old, 1,800-member non-profit, non-partisan trade association supporting the mining industry throughout the United States and especially in the states of Alaska, Idaho, Montana, Oregon, Washington, Utah, Nevada and Arizona. The NWMA represents members' interests throughout Canada and the United States, facilitates global interests and works closely with the National Mining Association, state mining associations in the western United States, and provincial and regional mining associations throughout Canada. They are recognized internationally as innovative and proactive leaders in addressing the needs of an increasingly global mining industry and for fostering and promoting economic and environmentally responsible mining.

Formation Capital Corporation continues to work diligently on the permitting efforts for its Idaho Cobalt Project and is expecting a new Record of Decision from the United States Department of Agriculture Salmon-Challis National Forest Service (Forest Service) in January 2009. Preempting opposition to the upholding of the Record of Decision, major agreements have now been signed with all concerned environmental groups including Earthworks, Boulder White-Clouds Council and the Idaho Conservation League (ICL), Idaho's largest environmental steward. Formation Capital Corporation, U.S. is receiving numerous proposals for consideration in the Formation/ICL Conservation Action Program, participation in it being an integral component of the negotiated Formation/ICL environmental agreement. The Conservation Action Program was designed to implement projects that would contribute to the natural and wildlife resources in the Upper Salmon River Watershed. Representatives of Formation and ICL are currently reviewing proposals and will make awards based on previously established criteria. Ongoing negotiations also continue with other parties and Formation remains confident that the new Record of Decision will be upheld and, pending financing, mine construction will commence Q2 2009.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green,
C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo. V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Tel: 604-682-6229 - Email: inform@formcap.com – Web: formcap.com

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The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

END